UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Codex DNA, Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

192003101

(CUSIP Number)

Paul Hodgdon

c/o Northpond Ventures, LLC

7500 Old Georgetown Road, Suite 850

Bethesda, MD 20814

240-800-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Brad Flint

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199

(617) 951-7000

June 22, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 192003101	Page 2

1.	Names of Reporting Persons. Northpond Ventures, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,375,380
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,375,380

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,375,380
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 32.1%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based on 29,228,933 shares of Common Stock upon the closing of the Issuer’s initial public offering, including the full exercise of the underwriters’ exercise to purchase 999,999 additional shares, as provided in the Issuers Rule 424(b)(4) prospectus filed with the Securities and Exchange Commission on June 21, 2021.

CUSIP NO. 192003101	Page 3

1.	Names of Reporting Persons. Northpond Ventures GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,375,380
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,375,380

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,375,380
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 32.1%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Based on 29,228,933 shares of Common Stock upon the closing of the Issuer’s initial public offering, including the full exercise of the underwriters’ exercise to purchase 999,999 additional shares, as provided in the Issuers Rule 424(b)(4) prospectus filed with the Securities and Exchange Commission on June 21, 2021.

CUSIP NO. 192003101	Page 4

1.	Names of Reporting Persons. Northpond Ventures II, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 468,750
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 468,750

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 468,750
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.6%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based on 29,228,933 shares of Common Stock upon the closing of the Issuer’s initial public offering, including the full exercise of the underwriters’ exercise to purchase 999,999 additional shares, as provided in the Issuers Rule 424(b)(4) prospectus filed with the Securities and Exchange Commission on June 21, 2021.

CUSIP NO. 192003101	Page 5

1.	Names of Reporting Persons. Northpond Ventures II GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 468,750
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 468,750

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 468,750
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.6%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Based on 29,228,933 shares of Common Stock upon the closing of the Issuer’s initial public offering, including the full exercise of the underwriters’ exercise to purchase 999,999 additional shares, as provided in the Issuers Rule 424(b)(4) prospectus filed with the Securities and Exchange Commission on June 21, 2021.

CUSIP NO. 192003101	Page 6

1.	Names of Reporting Persons. Michael P. Rubin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,844,130
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,844,130

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,844,130
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 33.7%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)

Based on 29,228,933 shares of Common Stock upon the closing of the Issuer’s initial public offering, including the full exercise of the underwriters’ exercise to purchase 999,999 additional shares, as provided in the Issuers Rule 424(b)(4) prospectus filed with the Securities and Exchange Commission on June 21, 2021.

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.0001 per share (the “Common Stock”) of Codex DNA, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 9535 Waples Street, Suite 100, San Diego, California 92121.

Item 2. Identity and Background

This Schedule 13D is being filed jointly by Northpond Ventures LP (“Northpond LP”), Northpond Ventures GP, LLC (“Northpond GP”), Northpond Ventures II, LP (“Northpond II LP”), Northpond Venture GP II, LLC (“Northpond II GP”) and Michael P. Rubin (collectively, the “Reporting Persons”). The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit A.

Northpond LP, Northpond GP, Northpond II LP and Northpond II GP are each organized under the laws of the State of Delaware. Mr. Rubin is a citizen of the United States.

The business address of each of the Reporting Persons is 7500 Old Georgetown Road, Suite 850, Bethesda, MD, 20814. The principal business of the Reporting Persons is the venture capital investment business.

None of the Reporting Persons has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

In August 2019, Northpond LP purchased an aggregate of 15,644,555 shares of Series A preferred stock of the Issuer (“Series A Preferred Stock”) at an aggregate purchase price of approximately $15.0 million.

In December 2019, Northpond LP purchased an aggregate of 12,481,589 shares of Series A-1 preferred stock of the Issuer (“Series A-1 Preferred Stock”) at an aggregate purchase price of approximately $15.0 million.

The funds used by Northpond LP to purchase the shares of Series A Preferred Stock and Series A-1 Preferred Stock came from the capital contributions of Northpond LP’s limited partners.

The Issuer’s Board of Directors approved a three-for-one reverse stock split of its issued and outstanding common stock and Preferred Stock effective as of June 11, 2021. Immediately following the reverse stock split, the total number of shares of Series A Preferred Stock held by Northpond LP was 5,241,851 and the total number of shares of Series A-1 Preferred Stock held by Northpond LP was 4,160,529.

In connection with the Issuer’s initial public offering, all shares of the Issuer’s Series A Preferred Stock and Series A-1 Preferred Stock were automatically converted into an equal number of shares of Common Stock.

In connection with the Issuer’s initial public offering, Northpond II LP acquired 468,750 shares of Common Stock at a purchase price of $16 per share for approximately $7.5 million.

The funds used by Northpond II LP to purchase the shares of Common Stock came from the capital contributions of Northpond II LP’s limited partners.

Item 4. Purpose of Transaction

The information set forth in or incorporated by reference in Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Northpond LP purchased the shares of Series A Preferred Stock and Series A-1 Preferred Stock of the Issuer and Northpond II LP purchased the shares of Common Stock of the Issuer in the initial public offering for investment purposes.

Andrea L. Jackson, a Director at Northpond Ventures LLC, an affiliate of the Reporting Persons, was appointed to the board of directors of the Issuer by Northpond LP pursuant to the Investor Rights Agreement (defined below).

Each of the Reporting Persons intends to review the performance of their investment in the Issuer from time to time. Depending on various factors, including the business, prospects and financial position of the Issuer, the current and anticipated future price levels of the Common Stock and currency exchange rates, the conditions in the securities markets and general economic and industry conditions, as well as the other investment opportunities available to them, each of the Reporting Persons will take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time, including without limitation, engaging in communications with management and the board of directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment. Each of the Reporting Persons may purchase additional equity in the Issuer or may, and hereby reserve the right to, dispose of some or all of their holdings in the open market, in public offerings, in privately negotiated transactions or in other transactions, including swaps and other derivative transactions.

Other than as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although each Reporting Person reserves the right to develop such plans).

Item 5. Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 is incorporated by reference in its entirety into this Item 5.

(a) and (b)

Percentages set forth in this Schedule 13D were calculated based on 29,228,933 shares of Common Stock upon the closing of the Issuer’s initial public offering, including the full exercise of the underwriters’ exercise to purchase 999,999 additional shares, as provided in the Issuers Rule 424(b)(4) prospectus filed with the Securities and Exchange Commission on June 21, 2021.

As of the date hereof, Northpond LP owns directly (and therefore is deemed the beneficial owner of) 9,375,380 shares of Common Stock, which represents approximately 32.1% of the number of shares of Common Stock outstanding. Northpond LP has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Common Stock held by it.

As the general partner of Northpond LP, Northpond GP may be deemed to be the indirect beneficial owner of the 9,375,380 shares of Common Stock beneficially owned by Northpond LP, which represents approximately 32.1% of the number of shares of Common Stock outstanding. Northpond GP has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Common Stock held by Northpond LP.

As of the date hereof, Northpond II LP owns directly (and therefore is deemed the beneficial owner of) 468,750 shares of Common Stock, which represents approximately 1.6% of the number of shares of Common Stock outstanding. Northpond II LP has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Common Stock held by it.

As the general partner of Northpond II LP, Northpond II GP may be deemed to be the indirect beneficial owner of the 468,750 shares of Common Stock beneficially owned by Northpond II LP, which represents approximately 1.6% of the number of shares of Common Stock outstanding. Northpond II GP has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Common Stock held by Northpond II LP.

Mr. Rubin is the sole managing member of each of Northpond GP and Northpond II GP. As a result of the foregoing relationships, Mr. Rubin may be deemed to be the indirect beneficial owner of the 9,844,130 Common Stock beneficially owned by Northpond LP and Northpond II LP, which represents approximately 33.7% of the number of shares of Common Stock outstanding. Mr. Rubin has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Common Stock held by Northpond LP and Northpond II LP.

Each of Northpond LP, Northpond GP, Northpond II LP and Northpond II GP disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons have effected any transaction with respect to the Common Stock during the past 60 days.

(d) Except as set forth in this Schedule 13D, no person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock referred to in this Item 5. The limited partners of Northpond LP and Northpond II LP have the right to receive from Northpond LP and Northpond II LP, respectively, dividends that it receives from, or the proceeds that it receives from the sale of, the Common Stock referred to in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Items 3, 4 and 5 are incorporated by reference in its entirety into this Item 6.

Investors’ Rights Agreement

Northpond LP and certain other holders of the Issuer’s Common Stock are party to an Amended and Restated Investors’ Rights Agreement with the Issuer (the “Investors’ Rights Agreement”), which provides that Northpond LP and certain other investors with the right to demand that the Issuer file a registration statement or request that their shares of our capital stock be covered by a registration statement that the Issuer otherwise files, in each case as described below.

Demand Registration Rights

After December 14, 2021, Northpond LP and certain other holders of the Issuer’s Common Stock will be entitled to certain demand registration rights. Prior to December 19, 2024, the holders of at least a majority of the shares having registration rights then outstanding can request that the Issuer file a registration statement to register the offer and sale of their shares. The Issuer is only obligated to effect up to two such registrations. Each such request for registration must cover securities the anticipated aggregate gross proceeds of which, before deducting underwriting discounts and expenses, is at least $10 million. These demand registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances. If the Issuer determines that it would be materially detrimental to it and its stockholders to effect such a demand registration, the Issuer has the right to defer such registration, not more than once in any twelve month period, for a period of up to 90 days.

Form S-3 Registration Rights

At any time when the Issuer is eligible to file a registration statement on Form S-3, the holders of the shares having these rights then outstanding can request that the Issuer register the offer and sale of the holders’ shares of its common stock on a registration statement on Form S-3 so long as the request covers securities the anticipated aggregate public offering price of which is at least $3 million. These stockholders may make an unlimited number of requests for registration on a registration statement on Form S-3. However, the Issuer will not be required to effect a registration on

Form S-3 if it has effected two such registrations within the twelve month period preceding the date of the request. These Form S-3 registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances. Additionally, if the Issuer determines that it would be seriously detrimental to it and its stockholders to effect such a demand registration, the Issuer has the right to defer such registration, not more than once in any 12 month period, for a period of up to 90 days.

Piggyback Registration Rights

If the Issuer proposes to register the offer and sale of shares of its common stock or the common stock of certain other holders under the Securities Act, the holders of these shares can request that the Issuer include their shares in such registration, subject to certain marketing and other limitations, including the right of the underwriters to limit the number of shares included in any such registration statement under certain circumstances. As a result, whenever the Issuer proposes to file a registration statement under the Securities Act, other than with respect to (i) a registration relating solely to employee benefit plans, (ii) a registration relating to common stock issuable upon conversion of debt securities that are also being registered, (iii) a registration relating to a corporate reorganization or other transaction covered by Rule 145 promulgated under the Securities Act, (iv) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale the registrable securities or (v) a registration pursuant to the demand or Form S-3 registration rights described above, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

Expenses of Registration

The Issuer will pay all expenses relating to any demand registrations, Form S-3 registrations and piggyback registrations, subject to specified exceptions.

Termination

The registration rights terminate upon the earliest of (i) the date that is five years after the closing of the Issuer’s Initial Public Offering, (ii) immediately prior to the closing of certain liquidation events and (iii) as to a given holder of registration rights, the date after the closing of this offering when such holder of registration rights can sell all of such holder’s registrable securities during any 90-day period pursuant to Rule 144 promulgated under the Securities Act.

The foregoing description of the Investors’ Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Investor’s Rights Agreement filed as Exhibit B to this Schedule 13D and incorporated herein by reference.

Lock Up Agreement

On May 19, 2021, Northpond LP entered into a Lock-up Agreement (the “Lock-up Agreement”) with Jefferies LLC and Cowen and Company, LLC, as representatives of the underwriters of the Issuer’s initial public offering. Pursuant to the Lock-up Agreement, Northpond LP agreed, subject to certain exceptions, not to dispose of or hedge any of the Common Stock or securities convertible into or exchangeable for shares of Common Stock during the period of 180 days following the date of the prospectus for the Issuer’s initial public offering, except with the prior consent of Jefferies LLC and Cowen and Company, LLC.

The foregoing description of the Lock-up Agreement does not purport to be complete and is qualified in its entirety by reference to the Lock-up Agreement filed as Exhibit C to this Schedule 13D and incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

A.	Joint Filing Agreement by and among the Reporting Persons.

B.	Investors’ Rights Agreement (incorporated by reference to Exhibit 4.1 to the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on May 28, 2021).

C.	Lock-up Letter Agreement.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2021

Northpond Ventures, LP By: Northpond Ventures GP, LLC, its general partner

By:	/s/ Patrick Smerkers
	Name:	Patrick Smerkers
	Title:	Senior Vice President, Finance and Operations

Northpond Ventures GP, LLC

By:	/s/ Patrick Smerkers
	Name:	Patrick Smerkers
	Title:	Senior Vice President, Finance and Operations

Northpond Ventures II, LP By: Northpond Ventures GP II, LLC, its general partner

By:	/s/ Patrick Smerkers
	Name:	Patrick Smerkers
	Title:	Senior Vice President, Finance and Operations

Northpond Ventures GP II, LLC

By:	/s/ Patrick Smerkers
	Name:	Patrick Smerkers
	Title:	Senior Vice President, Finance and Operations

By:	/s/ Michael P. Rubin
	Name:	Michael P. Rubin